

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corp.
701 Market, Suite 113
St. Augustine, FL 32095

> **Re: Creative Learning Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 15, 2013**
> **File No. 000-52883**

Dear Mr. Pappas:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

Item 4.01

1. Please amend your Form 8-K to state whether the decision to change auditors was recommended or approved by your board of directors.

2. We note you state that there were no disagreements with you former accountant during the subsequent interim period through February 28, 2013. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which

disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please revise accordingly.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director